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                                                                  EXHIBIT (a)(8)



                    ADDENDUM FOR EMPLOYEES IN UNITED KINGDOM

TAX INFORMATION

                  This summary is intended to alert you to some of the tax consequences you may want to consider in making your decision about the exchange offer. The summary does not discuss all of the tax consequences that may be relevant to you in your particular circumstances. In addition, you should note that tax laws change frequently. You should consult with your tax advisor as to your particular participation in the exchange offer.

                  We anticipate granting the new options under an approved plan for U.K. tax purposes. HOWEVER, TO THE EXTENT YOUR NEW OPTION IS GRANTED UNDER AN UNAPPROVED PLAN, YOU WILL BE REQUIRED TO PAY THE EMPLOYER NATIONAL INSURANCE CONTRIBUTION UPON EXERCISE OF THE NEW OPTION AS DESCRIBED BELOW.

                  UNAPPROVED OPTIONS
                  ------------------

                  You will be subject to income tax when you exercise your new option on the difference between the fair market value of the shares on the date of exercise and the exercise price. Any income tax will be collected through the PAYE system.

                  Upon exercise of an option granted after 5 April 1999, both employers and employees are required to pay national insurance contributions ("NIC") on the difference between the fair market value of the acquired shares on the date of option exercise and the exercise price paid for such shares. The employee NIC rate is currently 10% on earnings up to (pound)30,420 per annum. The U.K. Government has announced that employee NIC at the rate of 1% will be payable in respect to earnings in excess of the upper earnings limit. It is likely that this will apply to all options exercised after April 5, 2003 to which NIC applies

                  Recent legislation allows an employer to transfer the employer's NIC liability to the employee in connection with the exercise, assignment, release, or cancellation of options. As a condition to the grant of new options, you will be required to pay the employer's NIC due with respect to the new options and to enter into a joint election to be submitted to Inland Revenue pursuant to which you will agree to pay such NIC. The employer NIC rate is currently 11.8% with no cap. You will be entitled to deduct such NIC payments in calculating the amount of taxable income upon exercise of the new options. Accordingly, upon exercise of the new options, you will be required to pay both the employee and employer NIC.

                  When you sell your shares, you may be subject to capital gains tax on the difference between the sale price and the fair market value of the shares on the date of exercise, subject to any available annual exemption for capital gains. You may also be able to benefit from taper relief to reduce your gain based on the number of years you hold the purchased.

                  APPROVED OPTIONS
                  ----------------

                  When you exercise your option, you will not recognize taxable income provided the option is exercised at least three years after the date of grant of the new option; at least three years after the last tax exempt exercise; and also provided the plan is still approved by the UK Inland Revenue at the time of exercise. You will not have to pay any NIC provided the plan is still approved by the UK Inland Revenue at the time of exercise.

                  When you sell your shares, you may be subject to capital gains tax on the difference between the sale price and the exercise price of the shares, subject to any available annual exemption for capital gains. You may also be able to benefit from taper relief to reduce your gain based on the number of years you hold the purchased shares.